Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, NJ 07059

May 19, 2016
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

RE:     Bellerophon Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-211166
Acceleration Request

Dear Ms. Hayes:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Bellerophon, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Monday, May 23, 2016, at 9:30 a.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Bellerophon, Inc.

/s/ Jonathan M. Peacock_____
By: Jonathan M. Peacock
Its: Chief Executive Officer

cc:    Irene Paik, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.